Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2017	2016
Income from continuing operations before income taxes	$1,562	$1,635
Adjustment for companies accounted for by the equity method	(17)	(2)
Less: Capitalized interest	(7)	(6)
Add: Amortization of capitalized interest	7	7
	1,545	1,634
Fixed charges:
Interest and debt expense	84	92
Capitalized interest	7	6
Rental expense representative of interest factor	19	27
	110	125
Total adjusted earnings available for payment of fixed charges	$1,655	$1,759
Number of times fixed charges earned	15.0	14.1